[Cooley Godward LLP Letterhead]

August 7, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 6010

Washington, D.C. 20549

Attention:	Sonia Barros

Jeffrey P. Riedler

Re:	Discovery Partners International, Inc. Registration Statement on Form S-4, as amended (File No. 333-134438) (“Registration Statement”)

Ladies and Gentlemen:

On behalf of our client, Discovery Partners International, Inc. (“Discovery Partners”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of Discovery Partners’ Amendment No. 2 to its Registration Statement and are providing to you in hard copy form a copy of such amendment marked to show changes from Amendment No. 1 to the Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2006.

Amendment No. 2 is being filed in response to your letter dated July 25, 2006, setting forth the comments of the Commission’s Staff (the “Staff”) regarding the Registration Statement (the “Comment Letter”). This letter, which has also been filed electronically with the Commission, contains Discovery Partners’ supplemental responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2.

Risks Related to Infinity, pages 28-43

Infinity relies on third parties to conduct certain of its clinical trials…, page 35

1. We note your response to our prior comment 37. Please revise this risk factor to disclose the number of third parties upon Infinity relies on to conduct clinical trials.

Response: Discovery Partners has revised the disclosure on page 35 of the Registration Statement in response to the Staff’s comment in order to disclose the number of third parties that Infinity relies upon to enroll qualified patients and conduct its clinical trials, and to provide services in connection with such clinical trials.

Infinity relies on third-party manufacturers to produce the raw materials and drug substance…, pages 36-37

2. We note your response to our prior comment 39. Please revise this risk factor to disclose the number of third parties upon Infinity relies to produce raw materials and drug substance.

Response: Discovery Partners has revised the disclosure on page 37 of the Registration Statement in response to the Staff’s comment in order to disclose the number of third-party manufacturers that manufacture Infinity’s drug candidates for preclinical testing and clinical trials.

Securities and Exchange Commission

August 7, 2006

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The Merger, pages 55-93

Background of the Merger, pages 55-62

3. We note your response to our prior comment 50 and reissue that comment in part. Your description of the five potential strategic transaction partners in your response to us differs from your disclosure in the first paragraph on page 57. Please revise your disclosure on page 57 to provide a more accurate description of these five potential strategic transaction partners. For example, are their compounds in early stages of clinical development? Do they have little to no revenues?

Response: Discovery Partners has revised the disclosure on page 57 of the Registration Statement in response to the Staff’s comment to provide a more detailed description of the five potential strategic transaction partners.

4. We note your response to our prior comment 51 and reissue that comment in part. Please expand your disclosure regarding the “certain biotechnology industry contacts” to describe these persons.

Response: Discovery Partners has revised the disclosure on page 57 of the Registration Statement in response to the Staff’s comment in order to expand the disclosure regarding “certain biotechnology industry contacts.”

5. We note your response to our prior comment 54 and reissue that comment in part. Please disclose the pre-money valuation for Infinity and assumed net cash balance for Discovery Partners agreed upon. Please also disclose how this consideration compared to that proposed and considered by the “other potential strategic transaction partner.”

Response: Discovery Partners has revised the disclosure on page 58 of the Registration Statement in response to the Staff’s comment in order to clarify that in connection with the submission of a non-binding indication of interest letter by Infinity, Infinity and Discovery Partners agreed upon a set of exchange ratios based on targeted net cash balances of Discovery Partners at the closing of the merger, which exchange ratios and targeted net cash balances appear on pages 96 and 97 of the Registration Statement, and that Infinity’s pre-money valuation is a function of the number of shares to be issued to Infinity’s securityholders in connection with the merger, which number of shares is based on the net cash balance of Discovery Partners at the closing of the merger and the corresponding exchange ratios, multiplied by the price per share of Discovery Partners common stock at the time of execution of the merger agreement. Discovery Partners has disclosed Infinity’s pre-money valuation on page 58 of the Registration Statement, based on the assumptions set forth therein. Discovery Partners has also revised the disclosure on page 60 of the Registration Statement in response to the Staff’s comment to disclose how Infinity’s pre-money valuation compared to that proposed by the other potential strategic transaction partner.

Reasons for the Merger, pages 62-67

6. We note your response to our prior comment 59 and reissue that comment. Please revise your disclosure to explain why the Infinity board believed the merger is advantageous due to factors such as length of time and overall probability of closure as you have done in your response to us.

Response: Discovery Partners has revised the disclosure on page 66 of the Registration Statement in response to the Staff’s comment in order to discuss in more detail the views of Infinity’s board of directors regarding the advantages that the merger presented over an initial public offering.

Securities and Exchange Commission

August 7, 2006

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Opinion of Discovery Partners’ Financial Advisor, pages 67-76

7. We note your response to our prior comment 60 and reissue that comment in part. Please revise your disclosure in this section to disclose that Molecular Securities has consented to the use of the opinion in this document.

Response: Discovery Partners has revised the disclosure on pages 68 and 69 of the Registration Statement in response to the Staff’s comment in order to disclose that Molecular Securities has consented to the inclusion of the opinion in the joint proxy statement/prospectus.

8. We note your response to our prior comment 61 and reissue that comment. We note the statement that Molecular Securities’ opinion does not “constitute any opinion” to any Discovery Partners’ stockholder as to how to vote. Please delete this limitation here and where it appears elsewhere in the prospectus, including in the opinion, as it could be interpreted as a disclaimer to shareholders’ ability to rely on Molecular Securities’ opinion. Alternatively, disclose the basis for Molecular Securities’ belief that shareholders cannot rely upon the opinion to support any claims against Molecular Securities arising under applicable state law, including whether Molecular Securities intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law, or the rights and responsibilities of either Molecular Securities or the board of directors under the federal securities laws.

Response: Discovery Partners has revised the disclosure on pages 6, 63 and 69 of the Registration Statement in response to the Staff’s comment to delete the statements that Molecular Securities’ opinion does not constitute “any opinion,” and Molecular Securities has deleted the corresponding statement from its fairness opinion.

9. We note your response to our prior comment 66 and reissue that comment. Your revised disclosure deletes the statement that Molecular Securities made judgments and assumptions based upon industry performance, general business, economic, market and financial conditions and other matters in performing the comparable company analysis and precedent transaction analysis. If Molecular Securities did make such judgments and assumptions, please revise your disclosure to summarize the material judgments and assumptions.

Response: Discovery Partners has revised the disclosure on page 76 of the Registration Statement in response to the Staff’s comment in order to describe the material judgments and assumptions underlying Molecular Securities’ analyses.

Discovery Partners’ Business, pages 126-128

10. We note your response to our prior comment 77 that you have revised the disclosure in this section “Discovery Partners’ Management’s Discussion and Analysis of Financial Condition and Results of Operations – Discontinued Operations” on page 153 to explain what constituted the “instrumentation product line.” We are unable to locate this revised disclosure. Please revise your disclosure accordingly.

Response: Discovery Partners has revised the disclosure on page 154 of the Registration Statement in response to the Staff’s comment to explain what constituted the “instrumentation product line”.

Securities and Exchange Commission

August 7, 2006

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11. On page 126 you list the subsidiaries acquired by Galapagos and Biofocus. Are these all of Discovery Partners’ subsidiaries? If not, what assets are held by the remaining subsidiaries?

Response: Discovery Partners has revised the disclosure on page 127 of the Registration Statement in response to the Staff’s comment to clarify that Discovery Partners has no other operating subsidiaries and the only assets of Discovery Partners’ remaining subsidiaries are immaterial intercompany payables and receivables.

12. Please revise your disclosure to briefly describe the “certain items of Discovery Partners’ intellectual property” held at the Discovery Partners parent level that you refer to on page 126.

Response: Discovery Partners has revised the disclosure on page 127 of the Registration Statement in response to the Staff’s comment to describe the “certain items of Discovery Partners’ intellectual property” held at the Discovery Partners parent level.

13. You state that certain assets essential to Discovery Partners continuing to function as a public reporting company, such as information technology infrastructure and financial/accounting infrastructure, will be transferred from Discovery Partners to Biofocus following the closing of the merger. You also describe earlier in the prospectus that one of Infinity’s reasons for the merger is Discovery Partners’ public company infrastructure. Please revise your disclosure to explain why Infinity would not need the assets “essential to Discovery Partners continuing to function as a public reporting” that will be transferred to Biofocus.

Response: Discovery Partners has revised the disclosure on pages 67, 127 and 128 of the Registration Statement in response to the Staff’s comment to clarify:

•	that the Infinity board considered Discovery Partners’ status as a publicly-traded company, and the resulting potential access to the public capital markets and stock liquidity, among its reasons for doing the merger; and

•	that although the sale of assets to Galapagos and Biofocus closed on July 12, 2006, the infrastructure essential to Discovery Partners’ functioning as a public company prior to the closing of the merger will not be transferred by Discovery Partners to Biofocus until the closing of the merger of Discovery Partners and Infinity, at which time Infinity’s information technology and financial/accounting infrastructure will be put into effect for the ongoing operation of the combined company.

Discovery Partners also supplementally advises the Staff that the Infinity board did not consider the information technology and financial/accounting infrastructure of Discovery Partners as a reason to do the merger and, as such, Discovery Partners has deleted the reference to “infrastructure” on page 67 of the Registration Statement.

Infinity’s Business, pages 129-149

Strategic Alliances, pages 140-142

14. We note your response to our prior comment 87 and reissue that comment in part. Please revise your disclosure to disclose the aggregate potential milestone payments under each of the Amgen and Novartis alliances.

Response: Discovery Partners respectfully notes the Staff’s request to disclose the aggregate potential milestone payments under the Amgen and Novartis technology access alliances. However, Discovery Partners advises the Staff that it believes that such information constitutes confidential information, the disclosure of which is not necessary for the protection of investors. As such, Discovery Partners has sought confidential treatment of this information pursuant to Rule 406 of the Securities Act of 1933, as amended. The milestone amounts, both individually and in the aggregate, have been separately and extensively negotiated with each of Amgen and Novartis and represent unique commercial terms. Infinity’s business strategy includes entering into similar

Securities and Exchange Commission

August 7, 2006

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technology access arrangements with other drug developers in the future and, as such, Discovery Partners believes that disclosure of this confidential information could result in a competitive disadvantage in subsequent negotiations of similar alliances. For a further discussion of the matters relating to the request for confidential treatment, Discovery Partners respectfully directs you to its Confidential Treatment Application dated July 11, 2006.

Discovery Partners does not believe that disclosure of the milestone amounts is necessary for the protection of investors. Pursuant to these agreements, Infinity has granted to each of Amgen and Novartis access to a library of Infinity’s proprietary small molecules to be used by each such party in its internal drug discovery efforts. Subsequent to the delivery of these small molecules by Infinity to each alliance partner, Infinity has no further input into the further research and development, if any, of compounds based on these small molecules, including no input into: which of the alliance partner’s assays these small molecules may be screened against; whether or not the alliance partner successfully identifies any lead compounds and subsequently screens any such lead compounds against disease targets; and whether, or when, such screening activities may successfully lead to preclinical animal studies or, eventually, the filing of an initial new drug application, or IND, to commence a Phase I clinical trial in humans. Substantially all of the milestones payments under each of these agreements are paid only if the alliance partner successfully advances one or more compounds through clinical trials and regulatory approvals, events for which there is generally a high degree of uncertainty and a low probability of success. Because Discovery Partners has no control over whether or when these milestone payments may get paid, and because of the significant uncertainty relating to the alliance partner’s ability to achieve the clinical and regulatory objectives required for such payments to be made, Discovery Partners does not believe that disclosure of milestone amounts under these arrangements is material to investors and, in fact, believes that such disclosure could have the unintended effect of overstating the near term value of these arrangements.

Discovery Partners supplementally advises the Staff that notwithstanding the foregoing analysis, it determined to disclose in the Registration Statement the aggregate amount of milestone payments Infinity may receive in the future under its 2006 Novartis collaboration principally because the information was previously disclosed in a publicly disseminated press release and, as such, no longer constitutes confidential information for which a Rule 406 confidential treatment request can now be made.

Infinity Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 164-177

Liquidity and Capital Resources, pages 170-172

15. We note your response to our prior comment 89 and reissue that comment in part. Please identify how much Infinity expects to expend on major projects you have identified to the extent practicable.

Response: Discovery Partners has further revised the disclosure on page 173 of the Registration Statement in response to the Staff’s comment to disclose that Infinity expects to expend substantially all of the $90.0 million of cash, cash equivalents and marketable securities available to it after the merger on its current key research and development programs, among other things. Discovery Partners has also clarified in the disclosure the expected progress that Infinity hopes to make with each project on the basis of such spending. Discovery Partners supplementally advises the Staff that it is not practicable for Infinity to identify expenditures on a major project-by-major project basis inasmuch as Infinity is continuing to develop and assess its post-merger operating budgets and the expected progress of each of its major programs.

Securities and Exchange Commission

August 7, 2006

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Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-15

16. Refer to your response to our comment 98. Please revise your filing to clarify the basis for your accounting policy to address why it is appropriate to recognize royalty revenue upon the receipt of monies.

Response: Discovery Partners has revised the disclosure on page F-15 of the Registration Statement in response to the Staff’s comment to clarify the basis for this accounting policy.

Infinity Financial Statements, page F-48

Note 2. Significant Accounting Policies, page F-58

Revenue Recognition, page F-60

17. Refer to your response to our comment 99. Please tell us and clarify in the filing why you believe the initiation of clinical trials and filing for approval with regulatory agencies is at risk and substantive at the inception of the agreement to allow for immediate recognition in revenue.

Response: To date, Infinity has not achieved any milestones under its collaboration agreements, and therefore, Infinity has not received any milestone payments or recognized revenue related to the achievement of milestones under such agreements. If and when Infinity achieves milestones under its collaboration agreements and receives milestone payments from its collaborators under such agreements, Infinity plans to use the accounting policy described on page F-60 of the Registration Statement to determine whether and how such milestone payments should be recognized as revenue.

Unaudited Pro Forma Financial Statements, page 191

Notes to Unaudited Pro Forma Financial Information, page 196

18. Refer to your response to our comment 105 and your revised disclosure in paragraph 4. Please clarify what Biofocus actually acquired as “also acquired or will acquire” and “were or will be assigned” used throughout this disclosure is vague. Also clarify your statements regarding “were or are held at the Discovery Partner level” as this is vague.

Response: Discovery Partners has revised the disclosure on pages 197 and 198 of the Registration Statement in response to the Staff’s comment to clarify the referenced items.

19. Refer to pro forma adjustment B. Please provide a detailed explanation to us and clarify in the filing what this amount represents.

Response: Discovery Partners has revised the disclosure on page 199 of the Registration Statement in response to the Staff’s comment to clarify that this amount represents the recognition of the impact of foreign currency translation gains and losses recorded in Other Comprehensive Income as a result of the sale of Discovery Partners’ investment in its foreign subsidiaries. This entry in effect eliminates all amounts in Other Comprehensive Income other than the unrealized gains and losses that relate to the short-term investments that remain as Discovery Partners assets after the sale to Biofocus.

20. Refer to your response to comment 102. Please revise the pro forma information to clearly quantify the different scenarios that would occur based on different cash balances at the closing of the transaction and how the purchase price and goodwill/extraordinary gain will be affected based on each scenario.

Response: Discovery Partners has added Note 4 on pages 200 and 201 of the Registration Statement in response to the Staff’s comment to quantify how the purchase price and goodwill/extraordinary gain will be affected if Discovery Partners’ cash balance at the closing of the merger is $69 million, $72.5 million and $76 million, respectively.

Securities and Exchange Commission

August 7, 2006

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Please contact the undersigned at (858) 550-6045 if you have any comments or questions regarding this letter.

Sincerely,

/s/ Matthew T. Browne, Esq.

Matthew T. Browne, Esq.

cc:	Michael C. Venuti

Steven H. Holtzman

L. Kay Chandler, Esq.

Steven D. Singer, Esq.

Michael J. LaCascia, Esq.

This letter contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the proposed merger and related transactions, Discovery Partners’ and the combined company’s net cash at closing, the potential value created by the proposed merger for Discovery Partners’ and Infinity’s stockholders, Discovery Partners’ and the combined company’s continuing obligations under the stock and asset purchase agreement with Galapagos and Biofocus, Discovery Partners’ pursuit of another strategic transaction similar to the merger or liquidation of its remaining assets, the efficacy, safety, and intended utilization of Infinity’s product candidates, the conduct and results of discovery efforts and clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding current and future collaborative activities. Factors that may cause actual results to differ materially include the risk that Discovery Partners and Infinity may not be able to complete the proposed merger, the risk that Infinity’s product candidates and compounds that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in clinical trials, the risks associated with reliance on collaborative partners for further clinical trials and other development activities, risks involved with development and commercialization of product candidates, the risk that Discovery Partners’ net cash at closing will be lower than currently anticipated, and risks and other uncertainties more fully described in the Registration Statement and Discovery Partners’ other SEC reports. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, speak only as of the date made. Discovery Partners undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.